Skunk Brothers Spirits Inc.

ANNUAL REPORT

40 SW Cascade Ave. Ste 45 (P.O. Box 360)
Stevenson , WA 98648
www.skunkbrothersspirits.com

This Annual Report is dated May 4th, 2020.

BUSINESS

Skunk Brothers is a grain-to-glass craft distillery focusing on locally grown, locally produced ingredients. We make Whiskeys, Brandies, Liqueurs, and Cordials in Stevenson, Washington. All of our products are produced by us from only the best natural ingredients. Each batch is produced by hand in Washington State using sustainable, and environmentally friendly processes.

Our process comes from our grandfather who started making moonshine in the 1920's and we have picked up that tradition and perfected the process we use today. This tradition makes us unique in the industry and it shows how loyal our customer base has become since we started the Company in 2013.

The Company sales comes primarily from the Tasting Room and very limited distribution in the local area. Our supplies come from local providers making our product unique to our area since these are all local suppliers.

The customer base is also local, although we have loyal customers that travel 100's of miles to visit us and the Tasting Room. There are many examples of this and the team is so impressed by their commitment.

We are currently developing a new single malt whiskey; we have a straight bourbon whiskey that will be ready to bottle in 2 years. We will be releasing our latest liqueur (Chocolate) and our newest cordial Pear in the next few months. We always have season fruits that we make products from and are only available in the tasting room and to special club members and friends.

Previous Offerings

Between December 31, 2018 and December 31, 2019, we sold 36,569 shares of common stock] in exchange for $1.00 per share under Regulation Crowdfunding.

We have made the following issuances of securities within the last three years:

Name: Common Stock
Type of security sold: Equity Final amount sold: $0.00

Number of Securities Sold: 4,500,000

Use of proceeds: On November 25, 2019, the company underwent a stock split of 37.5 to 1, where the 120,000 shares of Common Stock then outstanding were split to make bring the total number of issued shares to 4,500,000

Date: November 25, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity Final amount sold: $0.01

Number of Securities Sold: 45,000 Use of proceeds: Business operations Date: November 18, 2018

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity Final amount sold: $0.01

Number of Securities Sold: 44,000 Use of proceeds: Business operations

Date: November 01, 2018

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity Final amount sold: $0.01

Number of Securities Sold: 11,000 Use of proceeds: Business operations Date: January 01, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity Final amount sold: $0.01

Number of Securities Sold: 44,000 Use of proceeds: Business operations Date: November 01, 2018

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity Final amount sold: $0.01

Number of Securities Sold: 11,000 Use of proceeds: Business operations Date: January 01, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity Final amount sold: $0.01

Number of Securities Sold: 11,000 Use of proceeds: Business operations Date: January 22, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity Final amount sold: $0.01

Number of Securities Sold: 10,000 Use of proceeds: Business operations Date: May 01, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity Final amount sold: $0.01

Number of Securities Sold: 10,000 Use of proceeds: Business operations Date: May 01, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity Final amount sold: $0.01
Number of Securities Sold: 44,000 Use of proceeds: Business operations Date: November 01, 2019
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

Circumstances which led to the performance of financial statements:

We began this company with only the knowledge of how to make good Whiskey. We   had no previous knowledge of the liquor industry other than that. We used our initial funds to purchase and install our equipment, procure licensing and trademarks, and   raw materials for producing spirits. We spent year one developing our production methods for a large scale and refining our skills with respect to producing liquor with the new equipment. We opened a tasting room and began selling our product strictly   in the local area and offering tastings within a 30-mile radius of our facility.

The following years have shown steady growth with a couple of plateau points in which we took the time to learn and understand our industry, our markets, and our customers. We have spent almost no time working with outside sales. Instead we wanted to create a solid and loyal customer base in our area and work out from there. Almost 99% of our sales come from the tasting room during the tourist season and we are having a difficult time keeping up. We make our spirits on an as-needed basis and   we literally sell out of every batch within weeks of production. Even without an outside sales force we have been selling and distributing to Oregon liquor stores, the

national company Total Wine and Spirits in the Washington region, and New Seasons Markets. We also have an online store and ship to customers in almost every state where the laws allow.

We are now ready to expand our tasting room and begin full scale outside sales and marketing. We are currently licensed in Washington, Oregon, and Nevada and we intend to hire full-time salespeople for Oregon, Washington, California, Idaho, and Nevada as soon as possible. We have begun working towards selling to the Army and Air Force Exchange Service as well as the RangeME distribution service used by many national companies. We have reached the point that we need more hands just to keep up with our tasting room demands and are making plans to upgrade equipment to remove bottlenecks in production and increase output capacity.

Our financial statements reflect the nature of the business in that we are a relatively young company that has prudently managed our limited resources while learning the liquor industry. Accordingly, we have experienced a fluctuation in our revenues and gross margins due to this learning process but believe strongly these issues are largely resolved. The Company is at a "pivot point" where we can grow and expand our distribution and manage the growth of the Company responsibly since we are very experienced managers and business people with multiple very successful investor exits.

Our financial projections are highly dependent upon the purchase of new and more efficient operating equipment, hiring and training new personnel, and launching targeted marketing and advertising plans in key markets for Skunk Brothers products that will drive demand.

Our Management team is highly experienced with these types of programs and have a long and successful history of driving profits and increased cash flow as a result.

As such, program sales through plans and key performance indicators will be used to monitor and manage the expenses and program success and progress.

We now have 5 years of experience and the campaign has allowed us to bring on an experienced distillery manager and consultant as well as sales and production personnel to assist with the mountain of work needing to be done.

Liquidity and Capital Resources

Due to the continued increase in demand for the Skunk Brothers products the available cash flow for operations has been tight. All available cash has been poured back into the Company to secure raw material, upgrade systems and equipment and pay key personnel.

We are in discussions to secure a SBA loan for needed equipment and facilities. This is early and will update the platform as these discussions progress.

The estimate of expenses to support the anticipated revenue growth is driven by the marketing and advertising programs the Company is launching once funding is secured. These expenses increase from only 1% of sales to 10% of sales for the period ending Q4, 2021. Along with this increase, is the cost of the facilities, which also grows to accommodate the increase in production capacity and new capital equipment purchases for the same period.

For the forecast period, the total expenses expressed as a percentage of revenue decreases to 40% of revenue, significantly reduced from approximately 200% for the period ending 12/31/2018.

This results in positive operating earnings and increasing operating cash flow for the forecast period ending 12/31/2021 of 22% pretax margin, as a percent of revenue.

In 2019, Interested parties have approached us about loans and investing for later in the year once campaigns close.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Scott Donoho

Scott Donoho's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Owner,Director,Founder, CEO/CFO/CCO/CTO
- Dates of Service: May 13, 2013 - Present
- Responsibilities: Supervision of the corporation and it's property, business and affairs. Chairperson of the board. Currently not taking a salary, $8000 per month once profitability is met.

Other business experience in the past three years:

- Employer: Portland Air Base Fire Department Title: Captain
- Dates of Service: October 15, 2011 - Present Responsibilities: Shift leader, department manager

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership	Percent of class

			acquirable	
Common Stock	Scott Donoho	3,337,500 shares		74.17%

OUR SECURITIES

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

- The amount of security authorized is 10,000,000 with a total of 4,500,000 outstanding.

Voting Rights

- One vote per share

Material Rights

- There are no material rights associated with Common Stock

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

[Skunk Brothers Spirits Inc.]

By   /s/ Scott K. Donoho

        Name: Scott K. Donoho

        Title: Chief Executive Officer

<u>Exhibit A</u>

FINANCIAL STATEMENTS

CERTIFICATION

      I, Scott K. Donoho, Principal Executive Officer of Skunk Brothers Spirits Inc., hereby certify that the financial statements of Skunk Brothers Spirits Inc. included in this Report are true and complete in all material respects.

/s/Scott K Donoho

_____

Principal Executive Officer

SKUNK BROTHERS SPIRITS, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2019 AND 2018

(Expressed in United States Dollars)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Skunk Brothers Spirits, Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of Skunk Brothers Spirits, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 24, 2020
Los Angeles, California

SKUNK BROTHERS SPIRITS, INC.

BALANCE SHEET

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	11,903	$	9,646
Accounts receivable—net		452		9,943
Inventories		33,510		24,937
Prepaids and other current assets		-		11,320
Total current assets		**45,865**		**55,846**
Property and equipment, net		50,103		59,047
Total assets	$	**95,968**	$	**114,894**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	20,913	$	11,736
Deferred liability		199,000		65,725
Credit Card		23,680		4,925
Current portion of Loans Payable		95,367		19,200
Current portion of Notes Payable		105,020		1,769
Loan Payable		5,000		-
Other current liabilities		16,745		9,451
Total current liabilities		**465,724**		**112,807**
Notes Payable		-		127,078
Loans Payable		-		99,585
Total liabilities		**465,724**		**339,469**
STOCKHOLDERS EQUITY				
Common Stock		200		200
Additional Paid in Capital (APIC)		274,173		240,455
Retained earnings/(Accumulated Deficit)		(644,129)		(465,230)
Total stockholders' equity		**(369,756)**		**(224,575)**
Total liabilities and stockholders' equity	$	**95,968**	$	**114,894**

See accompanying notes to financial statements.

SKUNK BROTHERS SPIRITS, INC.

STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,	2019	2018
(USD $ in Dollars)		
Net revenue	143,639	75,673
Cost of goods sold	43,471	3,513
Gross profit	100,168	72,160
Operating expenses		
General and administrative	232,049	63,516
Sales and marketing	11,157	3,273
Total operating expenses	243,207	66,789
Operating income/(loss)	(143,039)	5,370
Interest expense	12,694	10,384
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(155,733)	(5,013)
Provision/(Benefit) for income taxes	23,167	53,192
Net income/(Net Loss)	**(178,899)**	**(58,205)**

See accompanying notes to financial statements.

SKUNK BROTHERS SPIRITS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock		Additional Paid-In Capital		Retained earnings/ (Accumulated Deficit)		Equity
	Shares	Amount					
Balance—December 31, 2017	**1,000,000**	**$ 200**	238,234	$	**(407,025)**	$	**(168,591)**
Decrease in shares due to filing error	(900,000)	-	-		-		-
Net income/(loss)					(58,205)		(58,205)
Equity Issuance Cost							-
Contribution	-		2,221				2,221
Balance—December 31, 2018	**100,000**	**$ 200**	240,455	$	**(465,230)**	$	**(224,575)**
Net income/(loss)	-				(178,899)		(178,899)
Contribution			33,719		-		33,719
Distribution			-				-
Balance—December 31, 2019	**100,000**	**$ 200**	**$ 274,173**	$	**(644,129)**	$	**(369,756)**

See accompanying notes to financial statements.

4

SKUNK BROTHERS SPIRITS, INC.

STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(178,899)	$	(58,205)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of properety		14,825		13,709
Amortization of intangibles		-		-
Changes in operating assets and liabilities:				
Accounts receivable		9,491		(9,562)
Inventory		(8,573)		(13,276)
Prepaid expenses and other current assets		11,320		27,532
Accounts payable and accrued expenses		9,177		2,016
Credit Cards		18,755		4,925
Other current liabilities		7,294		(309)
Deferred liability		133,275		58,825
Net cash provided/(used) by operating activities		**16,664**		**25,655**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(5,880)		(2,631)
Net cash provided/(used) in investing activities		**(5,880)**		**(2,631)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on Loans Payable		5,000		-
Repayment of Loans		(23,418)		(12,213)
Repayments on Note Payable		(23,827)		(7,571)
Contribution		33,719		2,221
Net cash provided/(used) by financing activities		**(8,527)**		**(17,563)**
Change in cash		2,257		5,461
Cash—beginning of year		9,646		4,185
Cash—end of year	$	**11,903**	$	**9,646**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	12,694	$	10,384
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in United States dollars ("$" or "US$"), unless otherwise indicated.

1.   SUMMARY

Skunk Brothers Spirits, Inc. was formed on May 26, 2013 ("Inception") in the State of WA. The financial statements of Skunk Brothers Spirits, Inc (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Skunk Brothers Spirit, Inc. is a true craft distillery, fine-tuning and hand-crafting our distilled spirits from local ingredients. We produce high quality Moonshine Corn Whiskey, Apple Pie Brandy, and Cinnamon Corn Whiskey. We are barrel-aging single malt and bourbon and have plans in the near future to produce gin, vodka, and some exciting seasonal fruit brandies and cordials

2.   SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy. For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, and December 31, 2018, the Company determined the reserve for uncollectible accounts at $17,642 and $8,328, respectively.

Inventories

Inventory consists of merchandise and is stated at cost. Cost includes the acquisition cost of purchased goods and is determined using the first-in, first-out ("FIFO") method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5-7 years
Condensate Piping System	5-7 years

Income Taxes

Skunk Brothers Spirits, Inc is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2018 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Revenue Recognition

The Company will recognize revenues from the sale of products when (a) persuasive evidence that an agreement exists; (b) the sale has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Revenue from the sale of merchandise is recognized when both the payment is tendered and the inventory is available for shipment to the customer.

Operating Leases

Operating leases relate to warehouse space, and office space, which generally contain rent escalation clauses, rent holidays, and contingent rent provisions. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease, which is generally four to five years based on the initial lease term, plus first renewal option periods that are reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 24 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,	2019	2018
Raw Materials		
Work in Process	-	-
Finished Goods	33,510	24,937
Total Inventories	**$ 33,510**	**$ 24,937**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2019	2018
Prepaid Expenses	$ -	$ 11,320
Total Prepaids Expenses and other Curr	**-**	**11,320**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2019	2018
Tax payable	292	-
Accrued Interest	12,694	-
Other current liabilities	3,758	9,451
Total Other Current Liabilities	**16,745**	**9,451**

5.   PROPERTY AND EQUIPMENT

As of December 31, 2019, and December 31, 2018 property and equipment consists of:

As of Year Ended December 31,		2019		2018
Furniture and Equipment	$	206,751	$	200,870
Condensate Piping System		36,907		36,907
Property and Equipment, at Cost		**243,657**		**237,777**
Accumulated depreciation		(193,554)		(178,729)
Property and Equipment, Net	$	**50,103**	$	**59,047**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 and December 31, 2018 amounted to $14,824 and $13,709, respectively.

6.   DEBT

Notes Payable

On May 20, 2014, the company entered a promissory note agreement with MID-Columbia Economic Development District (MCEDD) in the amount of $139,000. The mature is in 72 months from that date or June 15, 2020. The monthly payment is $1,700.00 and has an annual interest rate of 7.75%. The note is unsecured.

The outstanding balance of the loans as of December 31, 2019 and December 2018 was $ 105,020 and $ 128,847 respectively. During 2020, the company fully repaid Notes payable.

Loans Payable

On November 14, 2013, the company entered a loan agreement with Skamania Economic Development Council (SEDC) in the amount of $142,097. The note matures in 84 months from that date, or December 15, 2020. The loan has an interest rate of 7% and the first 12 monthly payments are interest only followed by 72 monthly payments of $1,600. The outstanding balance of the loans as of December 31, 2019 and December 2018 was $105,020 and $ 118,785 respectively.

During 2019, the company entered into loan agreement with private individual in the amount of $ 5,000 with no defined maturity date and interest date. The loan has been fully repaid during 2020.

7.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

As of December 31, 2018, the articles of incorporation were amended to authorized the issuance of 1,000,000 of common stock with no par value.

The Company amended its Article of Incorporation on September 1, 2019 to increase authorized shares to 10,000,000 shares. Outstanding of shares as of December 31, 2019 and December 31, 2018 were 100,000.

8.   RELATED PARTY TRANSACTIONS

No related party transaction happened during 2019 and 2018.

9.   COMMITMENTS AND CONTINGENCIES

Operating Leases

On November 18, 2013, the company entered a lease agreement with Port of Skamania County, a municipal corporation of the state of Washington for a commercial and professional building. The lease commenced on December 1, 2013 and ended on October 31, 2018. Currently, it is paid month to month until the extension terms are finalized by both parties. Rent expense as of December 31, 2019 and December 31, 2018 was $47,444 and $18,387, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 24, 2020, the date the financial statements were available to be issued. No subsequent events have been noted.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has an accumulated deficit of $644,130 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.